INVEST IN **MEWE**

# One of the world’s largest privacy-first, decentralized social networks


MeWe
ONE OF THE
WORLD'S LARGEST
DECENTRALIZED
SOCIAL NETWORKS

mewe.com Los Angeles, CA

Technology Mobile Apps

## Highlights

1. More than 20 million users worldwide across 200 countries & territories
2. 1.2 million monthly active users; over 730,000 of which have been migrated to the blockchain
3. 700,000+ active interest groups; 5,000+ new groups created monthly
4. Led by tech execs from Disney, Apple, Yahoo!, 21st Century Fox, Myspace, Warner Bros, & Samsung
5. $24M Series A led by McCourt Global closed in 2022
6. 10 patents issued & 1 pending
7. Forbes, Axios, Fast Company features; 2024 SXSW Social Media Innovation Award finalist
8. Total amount raised includes $13.5M Series A Preferred Stock & $10.5M Common Stock closed '22 & '23

## Featured Investors



**Max Duncan** Follow
Syndicate Lead

Invested $2,510,000

"I first invested in MeWe because I strongly believed in their ad-free, privacy first model that makes for a great user experience and a compelling alternative to “Big Tech” social media platforms. I felt strongly that their unique approach to social was a great investment opportunity because they were building a platform with their community in mind rather than their business partners. With MeWe now having made the move to Web3 they are doubling down on that commitment, and I am more convinced than ever that they can truly differentiate themselves in a crowded marketplace.

In an era plagued by data breaches, privacy violations, and algorithmic manipulation, the need for a paradigm shift in social media has never been more urgent. As an investor deeply committed to technological innovation and ethical business practices, I am more excited than ever to endorse MeWe.

At the core of MeWe's mission lies a profound understanding of the inherent flaws within today's social media landscape. Traditional platforms have exploited user data to fuel targeted advertising, creating a toxic environment where individuals are reduced to mere commodities. In stark contrast, MeWe is engineered to empower users, offering a safe haven where privacy is guarantee and personal data remains firmly under the users' control.

By leveraging the blockchain, MeWe ensures that user data is encrypted and stored securely. This not only safeguards individuals against data breaches and unauthorized access but also eliminates the centralized authority that has long enabled mass surveillance and censorship.

MeWe's business model as well as new revenue streams made available through Web3 technologies such as NFTs and DAOs eliminates the reliance on targeted advertising. Instead of monetizing user attention through intrusive ads, they focus on the actual interests of their community. This not only fosters

a more equitable relationship between platform and user but also incentivizes the creation of high-quality, engaging content free from the constraints of algorithmic manipulation.

As an investor, I am not only impressed by MeWe's adoption of these innovative technologies but also by the passion and integrity of its executive team. With a proven track record of success across multiple industries and a shared vision for a more ethical and inclusive future, MeWe's leadership team has my complete confidence and trust.

MeWe represents a beacon of hope in an otherwise tumultuous digital landscape. By prioritizing privacy, avoiding the use of ads, and embracing the principles of web3, they are poised to revolutionize the way we interact online, ushering in a new era of social media defined by transparency, empowerment, and community. I am proud to support MeWe's mission and eagerly anticipate the positive impact it will undoubtedly have on the lives of millions around the globe."

Other investors include McCourt Global & 122 more

## Our Team



**Jeffrey Edell** CEO & Chairman

Distinguished entrepreneur. Led 20+ M&A deals valued at over $1B+. Ex-Chairman of Myspace; President of DIC Entertainment; CEO of Soundelux which grew to $120M in revenue & 500 employees. 5 Oscars & 50 Emmys. NASDAQ/EY Entrepreneur of the Year 2000.



**Jonathan Wolfe** Co-Founder & CTO

Early social media pioneer. 2x founder. Launched SuperGroups.com. Ex-Head of Software at edtech platform Project ECHO. 9 patents. World-renowned expert in fractals & chaos theory. John Hopkins BA. U of Pennsylvania Neuroscience PhD.



**Michael Huntsman** VP of Marketing

Marketing luminary. Early Apple exec. Worked directly with Steve Jobs on Apple store design & strategy. Launched iTunes Movie & TV Store, driving $20B in value. Built Samsung's first mobile video app. Ex-Disney & Fox VP. San Francisco State BA.



**Julie Hsu** General Counsel

Legal leader & consultant for pre-IPO firms. Ex-VP & Deputy General Counsel at Yahoo!, managing $10M/annum budget & $360M/quarter deals with Microsoft & Google. Ex-Counsel at Warner Bros. UCLA BA. USC JD.



**Mark Liu** Head of Product

Blockchain expert & growth architect. Ex-President of MerchantWords big data platform, generating $5M ARR. Built TigerConnect, top healthcare comms platform. Led projects valued at $5M+ for ESPN, Ford, & Lionsgate. Florida State BS. Emory Sociology PhD.



**Samina Merchant** Corporate Controller

Tech finance ace. Led 3 IPOs. Built accounting teams for Myspace, Boingo Wireless, & TrueCar. 25+ years managing all financial statements, disclosures, & reports, including 10-Ks, 10-Qs, & XBRL filings. SOX compliance expert. Adelphi BA & MBA.

## Pitch

# WHY MeWe ?


MeWe

MeWe is one of the world's largest decentralized alternatives to Big Tech social media with over 20 million users worldwide.

Led by former executives from Apple, Disney, Yahoo!, and Myspace, MeWe stands at the intersection of a $1 trillion market opportunity in social media and blockchain.

Our vision? A digital landscape free from ads, spyware, and the amplification of misinformation. At MeWe, we're migrating to the 'Social Web,' aka Web3, to elevate user control and privacy like we've never seen before.

Now, true to our commitment to user ownership, we're giving our community and the general public a chance to own a financial stake in MeWe's collective success.

## YOU DON'T OWN YOUR PERSONAL DATA ON SOCIAL MEDIA–BIG TECH DOES

Remember the early days of social media? Reconnecting with long-lost friends and classmates; sharing precious memories, discovering common interests, and supporting local businesses. Social media was founded on a promise of connection, community, and the exchange of ideas.

However, this promise now comes at a high cost, including compromised privacy, the spread of misinformation, and unethical data brokering.

THEY TRACK YOUR EVERY MOVE

### TIKTOK, FACEBOOK AND TWITTER ALL COLLECT A LOT OF DATA, INCLUDING:

- Videos you watch
- Comments you write
- Private messages you send

AND – IF YOU AGREE TO GRANT THIS LEVEL OF ACCESS –

- Your exact geolocation
- Your contact lists

With Big Tech at the helm of today's social media, your most sensitive information regularly falls into the hands of corporations who eagerly profit off your scrolling habits. Algorithms manipulate your news feeds, surfacing false narratives. In some cases, malicious third parties expose you to fraud and spyware.

Billions across the globe are in search of an alternative– a platform that is trustworthy while bridging the gap between connection and privacy.

It's time to put control back in your hands.

## MEWE LETS YOU RECLAIM CONTROL OF YOUR SOCIAL MEDIA


MeWe Premium
MeWe Official
MeWe

MeWe is one of the world's largest privacy-first, decentralized social networks. On MeWe, our 20 million+ users are at the forefront of their own social media experience.



With 700,000+ unique interest groups, our user-centric social network opens the door to countless digital worlds where users connect over shared passions and discover their community. Whether you're a travel enthusiast, seeking

discover their community. Whether you're a travel enthusiast, seeking recommendations for new music, obsessing over the latest tech gadgets, or looking to connect with college alumni, at MeWe you find your people.


NO ADS, SPYWARE, ALGORITHMS,
OR NEWS FEED MANIPULATION.
MeWe

| | | |
|---|---|---|
| **20M+** Registered users | **1.2M** Monthly active users | **700K+** User-driven interest groups |
| **5K+** New groups created each month | **700K+** Existing users on chain | **10** Patents issued (1 pending) |


8.5M+ Users
1M - 8.5M Users
500K - 1M Users
200K - 500K Users
50K - 100K Users
10K - 50K Users
Less than 10K Users

## TOP 15 COUNTRIES

1. United States
2. Malaysia*
3. Hong Kong, China
4. India*
5. United Kingdom
6. Australia
7. Canada
8. Germany
9. South Korea
10. Japan
11. France
12. Italy
13. Netherlands
14. Mexico
15. Indonesia

*India and Malaysia are showing highest growth rates

## MIGRATING TO A HEALTHIER DIGITAL ECOSYSTEM

MeWe has always been committed to providing a social media experience free from exploitation and surveillance. Now, we're taking our platform to a whole new level by migrating users to the Social Web on the blockchain.

### WEB3 MIGRATION ACCELERATING

**700,000+**

Total Users on Chain (04/04/24)



MeWe leverages Frequency, a type of blockchain network known as "parachain" that is connected to the Polkadot network, to efficiently deliver Web3 functionalities to MeWe's 700,000+ (and growing!) users on chain. Migrating to Web3 is a future-proof approach that would enable further decentralization of our network and enhanced security.

## EVOLUTION FROM WEB2 TO WEB 3 - DECENTRALIZATION

| WEB 1.0 | WEB 2.0 | WEB 3.0 |
|---|---|---|


Static & Read-Only
Launched in early-1990s
• Creation three fundamental web technologies: HTML, URL, and HTTP
• Static websites & non-interactive applications
• Users were primarily consumers of content, not creators
Participatory & Centralized
Launched in mid-2000s
• Key innovations include mobile internet access and social networks
• Dynamic websites & interactive applications
• Users are both consumers and producers of content
• Data collection is centralized and monetized by large tech companies (e.g. Google and Facebook)
Open & Decentralized
Launched in mid-2020s
• Key innovations include A.I., machine learning, and blockchain technology
• Intelligent websites & applications
• Users consume, produce, and own content
• Data collection is decentralized and monetized by individuals

Above all else, the interoperability of blockchain technology would give each MeWe user control over their social graph - their interactions, connections, content, data, etc. Users can also choose who to share their social graph with, without receiving unsolicited advertising.

MeWe carefully selected Frequency as its blockchain network because it's optimized for high-volume use cases by powering low-cost transactions and decentralized social applications at scale.

We have access to many of the world's leading academic institutions.

## TOKENS GIVE EVEN MORE POWER TO OUR COMMUNITY

As more and more MeWe users own tokens and participate in Web3 activities, MeWe expects to unveil new product features to further incentivize user control, privacy, transparency, and ownership. There is a Frequency Community Rewards Program for the Frequency chain and MeWe intends to participate. While not guaranteed, we currently project that MeWe may receive up to 5 million FRQCY tokens, which are native to the Frequency network, in connection with such participation. We also project that 1-2 million MeWe users will use digital wallets by the end of 2024. MeWe anticipates that 1.5 million MeWe users will be on the Frequency chain by the end of 2024 and MeWe may be able to receive additional tokens in connection with the Frequency Community Rewards Program.

Through functionality expected to be built on MeWe, holding FRQCY tokens will allow eligible users of MeWe to participate in decisions that shape their experience on MeWe and play an active role in deciding what MeWe builds next, collectively shaping the next evolution of social media.


WEB3 GROWTH TRAJECTORY
AND ROADMAP
MeWe
• MeWe is now one of the largest decentralized social media platforms in the world with over 700K users on-chain.
• We anticipate 1 million active users on-chain by the end of May 2024, and over 1.5M by the end of 2024.
• We plan to distribute 1-2 million wallets to users and add 5 million Frequency tokens to the MeWe treasury by Q4 2024.
Future projections cannot be guaranteed.

More than 1.5 million MeWe users are expected to be participating in Web3 activities and hold digital wallets by the end of this year, and thus MeWe's migration to Web3 would significantly increase user engagement and its network value.

## WE HAVE HUNDRED OF THOUSANDS OF 5-STAR REVIEWS


4.6 REVIEWS · (178K+)
MeWe
★★★★★
A fantastic, privacy-friendly alternative to Facebook with some awesome features, no ads, a great community and a decentralized, pro-privacy architecture behind it all. Highly recommended if you're sick of other social networks, it's a refreshing experience!
Aegis Seraph · Mar, 2024
★★★★★
Excellent private and decentralized social network, useful for all those who want top privacy.
Andrea · Feb, 2024
★★★★★
I use this app on the regular for fun based purposes. Though it is a social media site, it seems better used for imagination and creativity than mingling like Facebook or Instagram.
Fang · Jan, 2024

## LED BY TOP EXECS FROM APPLE, DISNEY, YAHOO!, AND MYSPACE

Our highly experienced team is purpose-built to lead MeWe to become the leading global social network. We're at the nexus of media, entertainment, and technology.

Collectively, we've brought multiple companies to exit and created billions of dollars in commercial value at the world's most innovative companies. Our team has significant experience launching globally recognizable features for tech leaders like Apple and Samsung. We've also produced Blockbusters that billions of people love, earning hundreds of awards including 5 Oscars and 50 Emmys.



LEADERSHIP TEAM
MeWe
Experience from iconic brands:
yahoo!
myspace
Chairman & CEO
Jeffrey Edell
Ex Chairman of Intermix (Parent of MySpace) & Ex C-level Various Tech & Entertainment Cos
CTO
Jonathan Wolfe
MeWe Co-Founder
VP – Corp Controller
Samina Merchant
Ex VP Finance Cinedigm
Head of Product
Mark Liu
Ex Pres & GM Merchant Words
SVP – Marketing
Michael Huntsman
Ex Apple & Disney
General Counsel
Julie Hsu
Ex Yahoo & Warner Bros.

## WE AIM TO REACH 130M+ USERS BY 2027



MEWE REGISTERED USERS
MeWe
(Millions)
CAGR 47%
20
23
43
69
100
130
2022
2023
2024
2025
2026
2027
Future projections cannot be guaranteed.

MeWe already boasts 25,000 premium paid subscribers paying $4.99/month. Users can also purchase upgrades and add-ons such as page subscriptions and additional cloud storage.

### BUSINESS MODEL OVERVIEW

| | WEB2 | WEB3 |
|---|---|---|
| Subscriptions | ✅ | ✅ |
| MeWe Store | ✅ | ✅ |
| 'I Support MeWe' | ✅ | ✅ |
| Treasury Tokens | | ✅ |
| Premium Content | ✅ | ✅ |
| Premium Access | ✅ | ✅ |
| Feature Enhancement | | ✅ |
| Token Staking | | ✅ |
| NFT Sales | | ✅ |
| User-Controlled Ads | | ✅ |

Fully integrating MeWe into the Web3 ecosystem will enhance paid subscriptions and unveil potential new revenue streams such as NFT sales, content boosting, and social tipping, further enhancing user engagement and driving a cycle of rising subscription rates. We're also exploring monetizing our 10 secured patents through licensing deals.

Ultimately, the success of our platform will depend on how we're driving value for our users—through ad-free interactions, unfiltered conversations, token-based rewards, content monetization opportunities, and more. Our goal is to allow users to have control of their own data, experience, platform, and more.

## MEWE IS CAPTURING A $1T OPPORTUNITY AT THE INTERSECTION OF SOCIAL MEDIA AND BLOCKCHAIN TECHNOLOGY

As one of the world's largest decentralized social networks, MeWe is pioneering

As one of the world's largest decentralized social networks, MeWe is pioneering the next evolution of digital media by combining the tremendous market potential of social networks with the self-sovereign nature of Web3 transactions.

Whereas today's Big Tech were first-movers dominating their respective niches within the social media universe, we are a pioneer Web2 platform to bring Web3 functionalities to its users, and the first to be a privacy-first, community controlled platform.

## LARGEST SOCIAL MEDIA COMPANIES BY MARKET CAP

MeWe

| | MARKET CAP / VALUATION | MONTHLY ACTIVE USERS |
|---|---|---|
| Meta — Social news feeds (Facebook) & Photo sharing (Instagram) | $1.23T | 3B |
| TikTok — Short-form video | $223.5B | 1B |
| YouTube — Video sharing | $183B | 2.7B |
| LinkedIn — Professional networking | $29B | 310M |
| Pinterest — Social scrapbooking | $23B | 482M |
| Ephemeral communication | $18.75B | 800M |

With 4.59 billion social media users worldwide, and a growing number of users willing to pay for more privacy and control, the social media subscriptions market alone is valued at over $157.8B. MeWe is strategically positioned to meet this rising demand, providing an unrivaled alternative to Big Tech in this evolving digital landscape.

## 13,400+ COINS IN CIRCULATION VALUED AT OVER $2.5 TRILLION

MeWe



Market cap
1d
7d
1m
1y
All
All coins
$4T
$3T
$2T
$1T
$0
2014
2016
2018
2020
2022
2024

By integrating FRQCY tokens into the functionalities of our platform, we are also tapping into a trillion dollar crypto asset industry. While the value of any crypto asset is highly volatile, we believe this integration presents a significant opportunity for the future of the platform and the MeWe community.

# INVEST IN SOCIAL MEDIA AS IT SHOULD BE

## MEWE WEFUNDER CAMPAIGN PERKS

MeWe

- **$500** — Exclusive MeWe Merch: T-Shirt.
- **$1,000** — MeWe T-Shirt + One Year Free Page Subscription.
- **$5,000** — All Perks Associated with a $1K Investment + One Year Free MeWe Premium.
- **$10,000** — All Perks Associated with a $1K Investment + Two Years Free MeWe Premium
- **$25,000** — All Perks Associated with a $10K Investment + Invitation to a Q&A Session with MeWe Leadership.
- **$100,000** — All Perks Associated with a $25K Investment + Lifetime MeWe Premium Membership.

We're raising capital to complete our migration to the Social Web, making a healthier internet possible while increasing the value of our platform for all of our stakeholders.

MeWe has always been a platform for the community. Since our initial Web2 launch, we've redefined the possibilities of digital connection. Now, as we introduce our users to the many benefits of Web3, we're more committed than ever to the mission that started it all: user-owned social media.


MeWe
VISION
• We're on a mission to deliver on the original promise of social media.
• A promise of genuine connection and authentic community.
• A promise that Web3 technologies can offer through unprecedented levels of user ownership and control.
• A promise "big tech" can never deliver on due their need to sell users data to advertisers.
• The time is right, the future is now.

Why invest in MeWe on Wefunder? Because we believe the MeWe community should share in the financial upside of the next big social media success story. Our platform is only as powerful as its users, and now we're giving our community a direct opportunity to own a piece of our future.

Together, we're removing central control of the social media space and allowing each user to have true ownership of their social graph. You don't have to leave social media, just hit refresh.

Invest in MeWe and the future of the Social Web today.


INVEST IN THE NEXT-GEN
SOCIAL NETWORK.
MeWe